# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM Airlines Group S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Address of issuer's principal executive offices: Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile (F3), 00000
Date of event which requires filing of this statement: 07/01/2025
Amends the filing with accession number 0001104659-22-118707
Filed by CIK 0001301912
Persons authorized to receive notices and communications: Gabe Brecher, Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 618-3500; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Ave NW, Ste 600 S, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- STRATEGIC VALUE PARTNERS, LLC (CIK 0001301912): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 76,307,210,279; sole dispositive power 0; shared dispositive power 76,307,210,279; aggregate amount beneficially owned 76,307,210,279 (12.6% of the class)
- ASHTON GATE S.A.R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,667,866,769; sole dispositive power 0; shared dispositive power 31,667,866,769; aggregate amount beneficially owned 31,667,866,769 (5.2% of the class)
- SVP SPECIAL SITUATIONS V LLC (CIK 0001919793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,667,866,769; sole dispositive power 0; shared dispositive power 31,667,866,769; aggregate amount beneficially owned 31,667,866,769 (5.2% of the class)
- WILD HEATH S.A.R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,443,439,800; sole dispositive power 0; shared dispositive power 4,443,439,800; aggregate amount beneficially owned 4,443,439,800 (0.7% of the class)
- SVP SPECIAL SITUATIONS III-A LLC (CIK 0001614275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,443,439,800; sole dispositive power 0; shared dispositive power 4,443,439,800; aggregate amount beneficially owned 4,443,439,800 (0.7% of the class)
- GROUSE MOOR S.A.R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,262,318,818; sole dispositive power 0; shared dispositive power 18,262,318,818; aggregate amount beneficially owned 18,262,318,818 (3% of the class)
- SVP SPECIAL SITUATIONS IV LLC (CIK 0001726861): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,262,318,818; sole dispositive power 0; shared dispositive power 18,262,318,818; aggregate amount beneficially owned 18,262,318,818 (3% of the class)
- MEADOW GARDEN S.A.R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 857; sole dispositive power 0; shared dispositive power 857; aggregate amount beneficially owned 857 (0% of the class)
- GREEN PASTURE S.A.R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,692,792,895; sole dispositive power 0; shared dispositive power 16,692,792,895; aggregate amount beneficially owned 16,692,792,895 (2.8% of the class)
- SVP CAPITAL SOLUTIONS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,692,792,895; sole dispositive power 0; shared dispositive power 16,692,792,895; aggregate amount beneficially owned 16,692,792,895 (2.8% of the class)
- STRATEGIC VALUE NEW RISING FUND L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,240,791,140; sole dispositive power 0; shared dispositive power 5,240,791,140; aggregate amount beneficially owned 5,240,791,140 (0.9% of the class)
- SVP NEW RISING MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,240,791,140; sole dispositive power 0; shared dispositive power 5,240,791,140; aggregate amount beneficially owned 5,240,791,140 (0.9% of the class)
- Victor Khosla (CIK 0001473996): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 76,307,210,279; sole dispositive power 0; shared dispositive power 76,307,210,279; aggregate amount beneficially owned 76,307,210,279 (12.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock without par value
Name of issuer: LATAM Airlines Group S.A.
Address of issuer's principal executive offices: Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile (F3), 00000

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On July 1, 2025, Alvaro Fabian, a Managing Director of Strategic Value Partners LLC, was appointed to the Issuer's Board of Directors. Mr. Fabian replaced William de Wulf as one of Strategic Value Partners LLC's nominees on the Issuer's Board of Directors pursuant to the Shareholders Agreement. Mr. de Wulf resigned from the Issuer's Board of Directors effective June 30, 2025.

## Signatures
- STRATEGIC VALUE PARTNERS, LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- ASHTON GATE S.A.R.L.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (07/02/2025)
- SVP SPECIAL SITUATIONS V LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- WILD HEATH S.A.R.L.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (07/02/2025)
- SVP SPECIAL SITUATIONS III-A LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- GROUSE MOOR S.A.R.L.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (07/02/2025)
- SVP SPECIAL SITUATIONS IV LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- MEADOW GARDEN S.A.R.L.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (07/02/2025)
- GREEN PASTURE S.A.R.L.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (07/02/2025)
- SVP CAPITAL SOLUTIONS LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- STRATEGIC VALUE NEW RISING FUND L.P.: /s/ Lewis Schwartz, By: SVP NEW RISING GP LTD., its general partner; By: Lewis Schwartz, Chief Financial Officer (07/02/2025)
- SVP NEW RISING MANAGEMENT LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (07/02/2025)
- Victor Khosla: /s/ Victor Khosla, Victor Khosla (07/02/2025)